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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 02 2015

SEC FILE NUMBER
8-[redacted] 40292

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Clark Dodge & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Gannet Drive, Suite 2-410
(No. and Street)

New York (City) New York (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Di Mauro (914-694-2390
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph DiMauro, Chief Executive Officer , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Clark Dodge & Co., Inc. (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph DiMauro, Chief Executive Officer

Lee LaMonica

LEE LA MONICA
Notary Public - State of New York
NO. 01LA4792346
Qualified in Westchester County
My Commission Expires Apr 30, 2015

Sworn and subscribed to before me this 27 day of Feb, 2015.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
( )	(c)	Statement of Operations.
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Members' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
( )	(o)	Review report on managements' assertion letter
( )	(p)	Management's assertion letter

CLARK DODGE & CO., INC.

Table of Contents

December 31, 2014

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Clark Dodge & Co., Inc.

We have audited the accompanying financial statements of Clark Dodge & Co., Inc., (the "Company") (a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Clark Dodge & Co., Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 24, 2015

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	50,606
Due from clearing broker		49,398
Due from employees		257,624
Prepaid expenses		35,504
Other receivable		11,944
Securities at market		7,657
Deposit with clearing firm		50,000
Property and equipment, net		42,146
Security deposit		10,619
Total Assets	$	515,498

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	99,368
Taxes payable		1,900
Total Liabilities		101,268
Contingencies		-
Stockholder's Equity:		
Common stock		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		4,704,962
Accumulated (deficit)		(4,291,232)
Total Stockholder's Equity		414,230
Total Liabilities and Stockholder's Equity	$	515,498

The accompanying notes are an integral part of this financial statement.

CLARK DODGE & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida on November 16, 1986 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including options, all of which are risk-less principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing firm, Dain, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2014.

Clearing Deposit
The Company is required and maintains a separate clearing deposit account at RBC Dain with a cash balance of $50,000.

Furniture and Fixtures
Furniture and fixtures are carried at cost. Depreciation is provided using straight line depreciation methods over their estimated useful lives of five and seven years.

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2014, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes
The Company has not accrued any federal or state income tax benefits as a result of a loss carry-forward of approximately $1,500,000, but because there is uncertainty as to their realization. The Company has provided for Franchise fees based on a computation other than income.

Investment in Securities
Investment securities are valued at market value. The resulting difference between market value and cost is immaterial.

The Company participated in various private placement investment banking transactions, but did not receive shares in these companies as part of their compensation.

3. DUE FROM EMPLOYEES

The Company has receivables from registered representatives of $257,624, mainly as a result of loans given at the time of initial employment. Each contract has stipulations for the satisfaction of the loan based either on performance or time employed at the Company. Former employees who have violated the terms of the contract which contain a confession of judgment owe the Company $89,355.

The remaining balance reflects balances due from current employees and these employees are currently paying off their obligation.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

RELATED PART TRANSACTIONS

The sole shareholder's ownership was transferred to Clark Dodge Holding, LLC, which is a non-regulated company in September, 2013. Clark Dodge Holding, LLC has assumed all of the lease obligations and made capital contributions in 2014 in the amount of $115,908.

5. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $48,736, which was $41,985 in excess of the amount required by the SEC. The Company's percent of aggregate indebtedness to net capital was 208%.

6. GOING CONCERN

The Company, although having shown losses in the current year and in past years does have the resources of its' sole shareholder, Clark Dodge Holding, LLC at its disposal and does have the capacity to infuse additional capital when required. The capital resources that are needed to accomplish the Company's business plan has been provided by its Clark Dodge Holding, LLC and the members of the holding company have assured the Company of his intent to contribute sufficient amounts of capital to fund the Company until such time as it is able to sustain itself.

The Company has reorganized its business plan and changed the managing officers. The Company is now earning revenues as a "registered investment advisor" and has added deferred annuities, life insurance, options, investment banking and investment management to its product lines.

7. FAIR VALUE

The Company's financial instruments approximate fair value.

8. LEASE COMMITMENTS

The Company currently rents office space at a White Plains office subject to the terms of a sublease agreement with Clark Dodge Holding, LLC, an affiliated company, whereby the original lease was amended with the landlord on December 28, 2012 to reflect the approval of the sublease assignment and Clark Dodge Holding LLC would be the sole obligor on the lease amendment from February 1, 2013 through October 31, 2020. Clark Dodge Holding LLC, effective February 1, 2013, would sublease 50% of their lease obligation to Clark Dodge & Co., Inc. and 50% to Clark Dodge Asset Management, Inc. The monthly lease obligation to Clark Dodge & Co., Inc. is approximately $5,500 per month.

The master lease amendment provides for monthly increases as follows:

Base Minimum Rent:

February 1, 2013 through June 30, 2015	$11,325.88 per month
July 1, 2015 through June 30, 2018	$11,921.67 per month
July 1, 2018 through August 31, 2019	$12,219.71 per month
Sept 1, 2019 through October 31, 2020	$12,815.79 per month

The lease also provides for CPI and other miscellaneous escalations.

The Company also leases space in Garden City, NY with monthly lease of approximately $6,025, but the lease expired in Sept 30, 2014 and management is currently negotiating a new lease. There have not been any lease payments after Sept 30, 2014 and there has been no rent charged after September 30, 2014 for the Garden City Office. .